Simpson Thacher & Bartlett llp

425 Lexington Avenue

New York, N.Y. 10017-3954

(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number (212) 455-2948	E-Mail Address JKAUFMAN@STBLAW.COM

VIA EDGAR

March 12, 2018

Re:	Acceleration Request for National Vision Holdings, Inc. Registration Statement on Form S-1 (File No. 333-223602)

Securities and Exchange Commission
 Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attention: Heather Percival

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, National Vision Holdings, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:15 p.m., Washington, D.C. time, on March 14, 2018, or as soon as practicable thereafter.  We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-2948 with any questions.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

NATIONAL VISION HOLDINGS, INC.
 2435 Commerce Avenue
Bldg. 2200
Duluth, Georgia 30096-4980

March 12, 2018

VIA EDGAR

Re:	National Vision Holdings, Inc. Registration Statement on Form S-1 (File No. 333-223602)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attention: Heather Percival

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, National Vision Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:15 p.m., Washington, D.C. time, on March 14, 2018, or as soon as practicable thereafter.

If you require any additional information with respect to this letter, please contact Joseph H. Kaufman (212-455-2948) of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours,

NATIONAL VISION HOLDINGS, INC.

By:	/s/ Mitchell Goodman
	Name:	Mitchell Goodman
	Title:	Senior Vice President, General
Counsel and Secretary

March 12, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Heather Percival

Re:          Acceleration Request for National Vision Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-223602)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 11,500,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:15 p.m., Eastern Time, on March 14, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated March 12, 2018, through the date hereof:

Preliminary Prospectus dated March 12, 2018:
0 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
Jefferies LLC

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michael Liloia

Name:	Michael Liloia

Title:	Director

By:	Citigroup Global Markets Inc.

By:	/s/ Dean Pimenta

Name:	Dean Pimenta

Title:	Managing Director

By:	Goldman Sachs & Co. LLC

By:	/s/ Gabel Gelma

Name:	Gabel Gelma

Title:	Managing Director

By:	Jefferies LLC

By:	/s/ Michael Bauer

Name:	Michael Bauer

Title:	Managing Director

Acting on behalf of themselves and as the
Representatives of the several Underwriters